Exhibit 99.1

 OKYO Pharma Announces Director Acquires Shares

London and New York, NY, March 19, 2026. OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and for inflammatory eye diseases, today announced it has been informed that John Brancaccio, Non-Executive Director, has acquired 5,000 of the Company’s ordinary shares on NASDAQ at $1.61, bringing his total holding to 31,201 shares.

About Urcosimod (formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in a mouse model of dry eye disease and in a neuropathic corneal pain mouse model, respectively. OKYO recently announced positive data on NCP pain reduction in a randomized, placebo-controlled, double-masked Phase 2a trial involving 18 neuropathic corneal pain subjects. Urcosimod has shown significant pain reduction in an earlier 240 subject Phase 2, multi-center, double-masked, placebo-controlled trial in DED, which supports the development rationale in NCP.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and inflammatory eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and other ocular diseases. OKYO recently completed a successful phase 2 trial of its flagship drug urcosimod in subjects with NCP and plans to initiate a ~150 subject Phase 2b/3 multiple-dose study of urcosimod to treat NCP in the first half of this year.

For further information, please visit www.okyopharma.com.

Inquiries:

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

-1-